UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2021
Commission file number 001-39250

BROOKFIELD INFRASTRUCTURE CORPORATION
(Exact name of Registrant as specified in its charter)

250 Vesey Street, 15th Floor
New York, New York, 10281
United States
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒             Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐
The information contained in Exhibit 99.1 of this Form 6-K is incorporated by reference into the registrant's registration statements on Form F-3 (File No. 333-255051) and Form F-4 (File No. 333-253365).

The following documents, which are attached as exhibits hereto, are incorporated by reference herein:

Exhibit	Title

99.1	Brookfield Infrastructure Corporation’s interim report for the quarter ended March 31, 2021
99.2	Certification of Samuel Pollock, Chief Executive Officer, Brookfield Infrastructure Corporation, pursuant to Canadian law
99.3	Certification of David Krant, Chief Financial Officer, Brookfield Infrastructure Corporation, pursuant to Canadian law

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD INFRASTRUCTURE CORPORATION
Date:	May 7, 2021	By:	/s/ MICHAEL RYAN
Name: Michael Ryan
Title: Corporate Secretary